                      [LETTERHEAD OF CROWN NORTHCORP, INC.]




September 21, 2005

Jorge Bonilla, Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

             Re:   Crown NorthCorp, Inc.
                   Form 10-KSB for the year ended December 31, 2004 Form 10-QSB for the period ended March 31, 2005 File No. 000-22936

Dear Mr. Bonilla:

We are in receipt of your letter dated September 7, 2005 to Mr. Ronald E. Roark, Crown NorthCorp's chief executive officer, regarding our referenced filings. That letter made the following comment:

         Independent Auditors' Report

         1. With respect to the accountants' report on the consolidated financial statements of Crown NorthCorp Limited and subsidiaries, tell us how you considered PCAOB Auditing Standard No. 1 as it relates to making reference to the standards of the Public Company Accounting Oversight Board (United States).

Deloitte & Touche LLP has revised its independent auditors' report on the consolidated financial statements of Crown NorthCorp Limited to reference the standards of the Public Company Accounting Oversight Board (United States). Crown NorthCorp is today filing that revised report as Amendment No. 1 to Form 10-KSB for the year ended December 31, 2004.

The firm of Schoonover Boyer + Associates serves as Crown NorthCorp's independent public accountants. In communications with your office, you have advised that there is a registration with the Public Company Accounting Oversight Board in the name of Schoonover, Boyer, Gettman & Associates. Crown NorthCorp hereby confirms that that registration refers to the same firm that serves as its independent public accountants.

Jorge Bonilla, Senior Staff Accountant
September 21, 2005
Page 2

Crown NorthCorp acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also acknowledge that the Crown NorthCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securites laws of the United States.

If there are any questions about this response, please contact me at 614/485-1576 or sbrown@crownnorthcorp.com.

Very truly yours,

/s/ Stephen W. Brown

Stephen W. Brown
Secretary and Corporate Counsel

cc:      Ronald E. Roark
         Schoonover Boyer + Associates
         Deloitte & Touche LLP